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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             CLAYTON HOLDINGS, INC.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    18418N107
                                 --------------
                                 (CUSIP Number)

                                December 31, 2006
             -------------------------------------------------------
             (Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

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

-------------------
CUSIP No. 18418N107                      13G                   Page 2 of 6 Pages
-------------------

-----   ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BNS FAMILY IRREVOCABLE GRANTOR TRUST
-----   ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
-----   ------------------------------------------------------------------------
3       SEC USE ONLY

-----   ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
NUMBER OF          1.       SOLE VOTING POWER
SHARES                      1,105,040
BENEFICIALLY       -----    ----------------------------------------------------
OWNED BY           2.       SHARED VOTING POWER
EACH                        0
REPORTING          -----    ----------------------------------------------------
PERSON WITH        3.       SOLE DISPOSITIVE POWER
                            1,105,040
                   -----    ----------------------------------------------------
                   4.       SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,105,040 (1)
-----   ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                       [ ]
-----   ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        5.4%
-----   ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON

        OO
-----   ------------------------------------------------------------------------

(1) The aggregate amount of shares of common stock beneficially owned is reported as of December 31, 2006, pursuant to the requirements of Rule 13d-1(d). On February 12, 2007, the BNS Family Irrevocable Grantor Trust (the "Family Trust") sold 2,962 shares of common stock, and, on February 15, 2007, the Family Trust sold 49,000 shares of common stock.

-------------------
CUSIP No. 18418N107                      13G                   Page 3 of 6 Pages
-------------------

-----   ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MR. NICHOLAS LAMANDO
-----   ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
-----   ------------------------------------------------------------------------
3       SEC USE ONLY

-----   ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF          1.       SOLE VOTING POWER
SHARES                      1,105,040
BENEFICIALLY       -----    ----------------------------------------------------
OWNED BY           2.       SHARED VOTING POWER
EACH                        0
REPORTING          -----    ----------------------------------------------------
PERSON WITH        3.       SOLE DISPOSITIVE POWER
                            1,105,040
                   -----    ----------------------------------------------------
                   4.       SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,105,040 (1)
-----   ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                       [ ]
-----   ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        5.4%
-----   ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON

        IN
-----   ------------------------------------------------------------------------

(1) The aggregate amount of shares of common stock beneficially owned is reported as of December 31, 2006, pursuant to the requirements of Rule 13d-1(d). On February 12, 2007, the Family Trust sold 2,962 shares of common stock, and, on February 15, 2007, the Family Trust sold 49,000 shares of common stock.

-------------------
CUSIP No. 18418N107                      13G                   Page 4 of 6 Pages
-------------------

ITEM 1(a).     NAME OF ISSUER:

               Clayton Holdings, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               2 Corporate Drive
               Shelton, Connecticut 06484
               (203) 926-5600

ITEM 2(a).     NAME OF PERSON FILING:

               BNS Family Irrevocable Grantor Trust

               Mr. Nicholas Lamando

               The foregoing entities and individuals are collectively referred to as the "Reporting Persons" in this Statement.

               This statement is filed jointly on behalf of the Reporting Persons. In accordance with Rule 13d-1(k)(1) under the Exchange Act, each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               127 Ivy Hill Road
               Fishkill, New York 12524

ITEM 2(c).     CITIZENSHIP:

               BNS Family Irrevocable Grantor Trust: Delaware

               Mr. Nicholas Lamando: United States

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBER:

               18418N107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

-------------------
CUSIP No. 18418N107                      13G                   Page 5 of 6 Pages
-------------------

               (a)  [ ]  Broker or dealer registered under section 15 of the
                         Act;

               (b)  [ ]  Bank as defined in section 3(a)(6) of the Act;

               (c)  [ ]  Insurance company as defined in section 3(a)(19) of the
                         Act;

               (d)  [ ]  Investment company registered under section 8 of the
                         Investment Company Act of 1940;

               (e)  [ ]  An investment adviser in accordance with
                         Rule 13d-1(b)(1)(ii)(E);

               (f)  [ ]  An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);

               (g)  [ ]  A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See
                         Item 7);

               (h)  [ ]  A savings association as defined in section 3(b) of the
                         Federal Deposit Insurance Act;

               (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.        OWNERSHIP

(a)  Amount beneficially owned:

     Consists of 1,105,040 shares held directly by the Family Trust, all of which may be deemed attributable to Mr. Nicholas Lamando. Mr. Nicholas Lamando, the brother of Mr. Stephen M. Lamando, a director of Clayton Holding Inc., is the trustee of the Family Trust, and has sole voting, investment and dispositive power over the shares held by the Family Trust. The beneficiaries of the Family Trust are Mr. Stephen M. Lamando's children. Mr. Nicholas Lamando disclaims beneficial ownership of the shares held by the Family Trust except to the extent of his pecuniary interest therein.

(b)  Percent of class: See Row 11 of cover page for each Reporting Person.

     The percentages set forth in this Item 4 are based on there being 20,611,372 shares of Common Stock outstanding as of November 6, 2006 as disclosed in Clayton Holdings, Inc.'s Form 10-Q filed on November 13, 2006 for the quarterly period ended September 30, 2006.

(c)  Number of shares as to which the person has:

-------------------
CUSIP No. 18418N107                      13G                   Page 6 of 6 Pages
-------------------

     (i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

     (ii) Shared power to vote or direct the vote: See Row 6 of cover page for each Reporting Person.

     (iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

     (iv) Shared power to dispose of or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               See Item 2(a) above.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.

ITEM 10.       CERTIFICATION.

               Not applicable.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2007

                                                  MR. NICHOLAS LAMANDO
                                                  /s/ Nicholas Lamando
                                                  ------------------------------


                                                  BNS FAMILY IRREVOCABLE GRANTOR
                                                  TRUST


                                                  By: /s/ Nicholas Lamando
                                                     ---------------------------
                                                  Name:  Nicholas Lamando
                                                  Title: Trustee

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Clayton Holdings, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this March 8, 2007.

                                                  MR. NICHOLAS LAMANDO
                                                  /s/ Nicholas Lamando
                                                  ------------------------------


                                                  BNS FAMILY IRREVOCABLE GRANTOR
                                                  TRUST


                                                  By: /s/ Nicholas Lamando
                                                      --------------------------
                                                  Name:  Nicholas Lamando
                                                  Title: Trustee